UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number 001-41471

Graphex Group Limited

(Translation of registrant’s name into English)

11/F COFCO Tower 262 Gloucester Road Causeway Bay

Hong Kong

Tel: + 852 2559 9438

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Graphex Group Limited.

Form 6-K

Other Information:

Graphex Group Limited (NYSE American: GRFX | HKSE: 6128).

Graphex Group Limited (the “Company” or “we”) is an issuer with its ordinary shares listed on The Stock Exchange of Hong Kong Limited (“HKSE”) and American Depository Shares listed on the NYSE American. Under the Rules Governing the Listing of Securities on the HKSE (“Listing Rules”), we are required to publish the announcement (the “Announcement”) that is attached as an exhibit to this Report regarding an intercompany transaction.

On December 31, 2024, the Company entered into the Fifth Renewal Agreement with Earthasia Worldwide Holdings Limited, a subsidiary of the Company (the “Borrower”), pursuant to which the Company, as the Lender, agreed to renew the existing Revolving Loan Facility in the amount of HK$12 million at the same interest rate of 12% per annum for a period from 1 January 2025 to 31 December 2027. Subject to the terms and conditions, the unsecured Renewed Revolving Loan Facility can be drawn down at any time for a maximum of one year during the availability period. The Fifth Renewal Agreement will become effective upon the expiry of the Fourth Renewal Agreement. All outstanding loan balances (if any) under the Fourth Renewal Agreement will be carried forward as new loan under the Fifth Renewal Agreement. As of the date of the Announcement, the Borrower and its subsidiaries has an outstanding loan balance of HK$0.26 million.

The summary of the Announcement described above is not complete and subject to the terms set forth in the Announcement that is provided as Exhibit 99.1 to this Report, which are incorporated herein by reference (and the description herein is qualified in their entirety by reference to such document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAPHEX GROUP LIMTED

	By:	/s/ Andross Chan
Andross Chan
Chief Executive Officer

Date: December 31, 2024

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Announcement dated December 31, 2024 by the Company Regarding the Renewal of Revolving Loan Facility

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